pSivida

29 March 2007

BY FACSIMILE: 9221 2020

Mr Ben Donovan
Issuers Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Mr Donovan,

Price and Volume Query

We refer to your letter of 29 March 2006 in relation to the change in the price of the securities of pSivida Limited (the "**Company**") from $0.23 on 23 March 2006 to an intra day high of $0.29 today, and also an increase in the volume of trading on this day.

The Company responds as follows to your queries:

1. **Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?**

   The Company made an important announcement on 27 December 2006 which we expect is now being more fully considered by investors.

2. **If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement can be made?**

   Not applicable.

3. **Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?**

   pSivida is aware of rising trading volumes in the Company's securities on NASDAQ (PSDV), Frankfurt (PSI) and the ASX (PSD) in line with increasing interest in the outcome of negotiations currently being conducted with a major global pharmaceutical company.

pSivida believes that this is a result of the important announcement on 27 December 2006 in relation to the Company entering into a 3 month exclusive licensing negotiation period with a major global pharmaceutical company, to acquire a worldwide, royalty bearing license to make, use and sell products using pSivida's drug delivery technologies. The 3 month exclusivity period of this agreement has now expired and the Company is continuing in these negotiations which are at an advanced stage.

4. **Please confirm that the Company is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.**

The Company confirms that it is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

Yours faithfully,

Aaron Finlay
Company Secretary
pSivida Limited

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 (08) 9224 0025
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au

29 March 2007

Mr Aaron Findlay
Company Secretary
pSivida Limited
Level 12
BGC Building
28 The Esplanade
PERTH WA 6000

By Facsimile: (08) 9226 5499

Dear Aaron,

pSivida Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from $0.23 on 23 March to $0.285 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

   In answering this question please address the recent press reports about

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by facsimile on **facsimile number (08) 9221 2020**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **1pm WST today**.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Ben Donovan
Adviser, Issuers (Perth)

Direct Line: (08) 9224 0025